UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 4, 2015

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On May 4, 2015, McDonald's Corporation (the "Company") issued an investor release announcing initial steps in its turnaround plan including worldwide business restructuring and financial updates. The Investor Release is furnished as Exhibit 99.1 and is attached hereto. In addition, supplemental information to the Investor Release is furnished as Exhibit 99.2 and is also attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued May 4, 2015: McDonald's Announces Initial Steps in Turnaround Plan Including Worldwide Business Restructuring and Financial Updates

99.2   McDonald's Corporation: Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 4, 2015   By: /s/ Kathy Martin
                                           Kathy Martin
                                           Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued May 4, 2015: McDonald's Announces Initial Steps in Turnaround Plan Including Worldwide Business Restructuring and Financial Updates

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information

Exhibit 99.1



FOR IMMEDIATE RELEASE

5/4/2015

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801

Media: Heidi Barker, 630-623-3791

MCDONALD'S ANNOUNCES INITIAL STEPS IN TURNAROUND PLAN INCLUDING WORLDWIDE BUSINESS RESTRUCTURING AND FINANCIAL UPDATES

OAK BROOK, IL - McDonald's President and Chief Executive Officer Steve Easterbrook today announced the initial steps of the Company's turnaround plan including a restructuring of McDonald's worldwide business and financial updates.

"Today we are announcing the initial steps to reset and turn around our business," Easterbrook said. "As we look to shape McDonald's future as a modern, progressive burger company, our priorities are threefold - driving operational growth, returning excitement to our brand and unlocking financial value."

Easterbrook added, "The immediate priority for our business is restoring growth under a new organizational structure and ownership mix designed to provide greater focus on the customer, improve our operating fundamentals and drive a recommitment to running great restaurants. As we turn around our business, we will look to create more excitement around the brand and ensure that we build on our rich heritage of positively impacting the communities we serve."

New Market Segments Established

Easterbrook continued, "The first critical step of our operational growth-led plan is to strengthen our effectiveness and efficiency to drive faster and more customer-led decisions. We will restructure our business into four new segments that combine markets with similar needs, challenges, and opportunities for growth."

Beginning July 1, 2015, McDonald's will operate under a new organizational structure with the following market segments:

- **U.S.** - the Company's largest segment, accounting for more than 40% of the Company's 2014 operating income;
- **International Lead Markets** - established markets including Australia, Canada, France, Germany and the U.K., which operate within similar economic and competitive dynamics, offer similar growth opportunities and collectively represented about 40% of the Company's 2014 operating income;
- **High-Growth Markets** - markets with relatively higher restaurant expansion and franchising potential including China, Italy, Poland, Russia, South Korea, Spain, Switzerland and the Netherlands. Together these markets accounted for about 10% of the Company's 2014 operating income; and
- **Foundational Markets** - the remaining markets in the McDonald's system, each of which has the potential to operate under a largely franchised model. Corporate activities will also be reported within this segment.

Easterbrook added, "Our new structure will be supported by streamlined teams with fewer layers and less bureaucracy, and our markets will be better organized around their growth drivers, resource needs and contributions to the Company's overall profitability. McDonald's new structure will more closely align similar markets so they can better leverage their collective insights, energy and expertise to deliver a stronger menu, service, and overall experience for our customers."

Segment Leadership Team Appointed

"Our new organization creates a structure under which leadership of McDonald's new segments will be able to more effectively address the common needs of their markets and customers," Easterbrook said. "It is critical that we position our management talent within our new structure in a way that capitalizes on their skill sets. As such, I am pleased to announce the leadership team for our new segments, effective July 1, 2015."

"Mike Andres will continue to serve as President - McDonald's U.S. Mike is a progressive, strategic thinker with the vision necessary to capitalize on the opportunities in the U.S. market."

"Doug Goare, currently President - McDonald's Europe, will become President - International Lead Markets. Doug is an exceptional leader with strong management and operations experience and a deep working knowledge of McDonald's business. Doug is ideally suited to oversee the talented teams in place across this established group of markets as they work to improve their performance."

"Dave Hoffmann, currently President - McDonald's Asia/Pacific, Middle East and Africa (APMEA), will transition to the role of President - High-Growth Markets. Dave is a results-oriented leader with outstanding experience building the brand in emerging markets like China. He is uniquely qualified to lead this new segment in pursuing the tremendous opportunities that exist for McDonald's across this group of markets."

"Ian Borden, currently the Chief Financial Officer - McDonald's APMEA, will assume the role of President - Foundational Markets. In this role, Ian will be responsible for maximizing the potential of these approximately 100 markets that represent about 10% of the Company's operating income. Ian brings very broad geographical and functional expertise to this role having worked in Canada, Europe and APMEA in various finance and operations leadership positions."

New Refranchising Target and Financial Updates Announced

"As we restructure our organization and instill greater customer focus, McDonald's turnaround will be governed by stronger financial discipline, faster decision making and clear management accountability," said McDonald's Chief Administrative Officer Pete Bensen. "This new organization structure will unleash more entrepreneurial spirit and more innovation across our system while bolstering what makes McDonald's a formidable leader in the industry: our incredible network of dedicated franchisees."

The enhancements to McDonald's operating approach will be accompanied by plans to further optimize the Company's restaurant ownership mix, deliver G&A savings and accelerate cash returned to shareholders. Specifically, the Company expects to:

- Refranchise 3,500 restaurants by the end of 2018, accelerating the pace of refranchising and increasing the global franchised percentage from the current 81% to about 90%. This marks a significant step forward from our prior plan to refranchise at least 1,500 restaurants by 2016;
- Deliver approximately $300 million in net annual G&A savings, most of which will be realized by the end of 2017, in connection with the Company's organizational restructure, refranchising strategy, and more stringent discipline around spending throughout the organization; and
- Return $8 to $9 billion to shareholders in 2015 and to reach the top end of its 3-year $18 to $20 billion cash return to shareholders target by the end of 2016.

Bensen continued, "As part of our business restructuring, we are focused on further optimizing our restaurant ownership mix and expect franchised restaurants to account for approximately 90% of our global restaurant base by the end of 2018. In conjunction with our refranchising plans, we will take a market-by-market approach, set higher financial screens for markets operating company-operated restaurants, and leverage both conventional and developmental licensee structures across the segments. Our new, more heavily-franchised business model will generate more stable and predictable revenue and cash flow streams and will require a less resource-intensive support structure. Finally, we will continue to evaluate opportunities to further enhance value for all shareholders."

Easterbrook concluded, "These are exciting and liberating moves for our System, and this is how leadership brands evolve to stay in step with their customers. Meaningful, positive measures of improvement will take time. The most impactful measures of our performance will be through the eyes of our customers. While we continue our efforts to regain business momentum through our turnaround plan and improve sales at our more than 36,000 restaurants around the world, our current performance reflects the ongoing pressures of the business, which we expect to persist through at least the first half of the year. We are taking decisive and necessary action to drive foundational improvements in the business and position the Company for long-term growth."

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information.

McDonald's Corporation will broadcast an investor conference call to discuss its initial turnaround plan live over the Internet at 10:00 a.m. Central Time on Monday, May 4, 2015. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release April 2015 sales information on May 8, 2015.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

Exhibit 99.2

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's recent turnaround plan and financial updates. This exhibit should be read in conjunction with Exhibit 99.1 in which the Company announced the initial details of a business turnaround plan starting with the restructuring of its organization effective July 1, 2015, and financial updates designed to improve operational and financial performance.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results, both for the remainder of 2015 as well as over the long term in connection with our announced turnaround plan. Our current performance reflects the ongoing pressures of the business, which we expect to persist through at least the first half of 2015.

<u>2015</u>

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2 percentage points to 2015 Systemwide sales growth (in constant currencies), most of which will be due to the 829 net restaurants (981 net traditional openings less 152 net satellite closings) added in 2014.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or Europe would change annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2015, the total basket of goods cost is expected to increase 1.5%-2.5% in the U.S. and 2%-3% in Europe.

- The Company is currently analyzing the impact of the turnaround plan on full-year 2015 selling, general and administrative expenses. Guidance will be provided when the Company reports results for the quarter and six months ended June 30, 2015.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2015 to increase about 15% compared with 2014 based on plans to return $8 to $9 billion to shareholders this year.

- A significant part of the Company's operating income is generated outside the U.S., and about 35% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

- The Company expects the effective income tax rate for the full-year 2015 to be at the high end of the existing 31%-33% range. Some volatility may be experienced between the quarters resulting in a quarterly tax rate outside of the annual range.

- The Company expects capital expenditures for 2015 to be approximately $2.0 billion. About half of this amount will be used to open new restaurants. The Company expects to open more than 1,000 restaurants including about 450 restaurants in affiliated and developmental licensee markets where the Company does not fund any capital expenditures. The Company expects net additions of about 300 restaurants, reflecting 700 restaurant closings. The remaining capital will be used to reinvest in existing locations.

<u>Long-term</u>

- The Company expects to return $8 to $9 billion to shareholders in 2015 and to reach the top end of its 3-year $18 to $20 billion cash return to shareholders target by the end of 2016 through a combination of dividends and share repurchases.

- The Company expects to refranchise about 3,500 restaurants with franchised restaurants accounting for approximately 90% of global restaurants by the end of 2018.

- The Company expects to achieve net annual savings on selling, general and administrative expenses of about $300 million, most of which will be realized by the end of 2017, in connection with the Company's organizational restructure, refranchising strategy, and more stringent discipline around spending throughout the organization.